Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-224538-01

June 22, 2020

Duke Realty Limited Partnership

Pricing Term Sheet

$350,000,000 1.750% Senior Notes due 2030

This pricing term sheet is qualified in its entirety by reference to the Issuer’s preliminary prospectus supplement dated June 22, 2020 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

1.750% Senior Notes due 2030

Issuer:	Duke Realty Limited Partnership

Title of Security:	1.750% Senior Notes due 2030

Ranking:	Senior Unsecured Notes

Principal Amount:	$350,000,000

Gross Proceeds:	$346,752,000

Net Proceeds (before expenses):	$344,477,000

Maturity Date:	July 1, 2030

Coupon:	1.750%

Public Offering Price:	99.072%, plus accrued interest from June 29, 2020

Yield to Maturity:	1.852%

Spread to Benchmark Treasury:	115 basis points

Benchmark Treasury:	0.625% due May 15, 2030

Benchmark Treasury Price / Yield:	99-08+ / 0.702%

Interest Payment Dates:	January 1 and July 1, beginning January 1, 2021

Optional Redemption:	Prior to April 1, 2030, at the Make-Whole Amount of Treasury plus 20 basis points. On or after April 1, 2030, the notes will not include a Make-Whole Amount.

Trade Date:	June 22, 2020

Settlement Date:	T+5; June 29, 2020

Distribution:	SEC registered

CUSIP:	26441Y BE6

ISIN:	US26441YBE68

Denominations/Multiple:	$2,000 x $1,000

Joint Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Jefferies LLC
Scotia Capital (USA) Inc.
SunTrust Robinson Humphrey, Inc.

Co-Managers:	Barclays Capital Inc.
RBC Capital Markets, LLC
Regions Securities LLC
Samuel A. Ramirez & Company, Inc.
UBS Securities LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Use of Proceeds:	The issuer intends to use the net proceeds from the offering to fund the issuer’s concurrent cash tender offer to purchase any and all of the issuer’s 3.875% Senior Notes due 2022. Any remaining net proceeds from the offering will be used for general corporate purposes, including to repay borrowings outstanding on the issuer’s unsecured senior line of credit. In the short term, the net proceeds of the sale of the notes may be held in cash and cash equivalents.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Citigroup Global Markets Inc.	1-800-831-9146 (toll free)

J.P. Morgan Securities LLC	1-212-834-4533 (collect call)

Morgan Stanley & Co. LLC	1-866-718-1649 (toll free)

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